Exhibit 99.1

Condensed Interim Statements of Financial Position	Expressed in U.S dollars ($000s)

Unaudited

	Note	March 31, 2026 $	December 31, 2025 $
Assets
Current
Cash and cash equivalents		6,129	3,706
Trade and other receivables		10,931	9,629
Prepaid and other assets		817	97
Greenstone gold interest	4	12,337	10,784
		30,214	24,216
Non-current
Investments		1,051	1,011
Deferred financing costs	6	1,403	1,251
Greenstone gold interest	4	78,461	72,844
Royalty, stream and other interests	5	314,680	318,686
Total assets		425,809	418,008

Liabilities
Current
Trade and other payables	13	895	2,878
Credit facilities	6	-	30,000
		895	32,878
Non-current
Credit facilities	6	45,000	141,000
Deferred income tax liabilities	9	14,194	10,172
Total liabilities		60,089	184,050

Shareholders’ equity
Share capital	7	334,698	217,427
Share-based compensation reserve	7	5,829	5,150
Retained earnings		26,122	12,365
Accumulated other comprehensive loss		(929)	(984)
Total shareholders’ equity		365,720	233,958
Total liabilities and shareholders’ equity		425,809	418,008

Nature of operations (note 1)

Subsequent events (note 15)

Approved by the Board of Directors on May 14, 2026
“Marcel de Groot”	“Elizabeth McGregor”

The accompanying notes form an integral part of these condensed interim financial statements.

Condensed Interim Statements of Income and Comprehensive Income	Expressed in U.S dollars ($000s) Except for per share amounts
Unaudited

	Note	3 months ended March 31, 2026 $	3 months ended March 31, 2025 $
Sales	4, 11	12,847	2,995
Royalty revenue	11	11,121	459
Total revenue		23,968	3,454

Cost of Sales	4, 11	(5,930)	(2,995)
Depletion	5, 11	(4,006)	(238)
Gross profit		14,032	221

Operating (expenses)/income
Administrative expenses	7, 8	(3,599)	(1,359)
Change in fair value of Greenstone gold interest	4, 11	11,272	4,211
Operating income		21,705	3,073

Other income/(expense)
Change in fair value of convertible debt derivative liability		-	112
Finance and interest expense	6	(2,128)	(628)
Foreign exchange loss		(79)	(9)
Interest income		29	11
Net income before income taxes		19,527	2,559
Income tax expense	9	(5,770)	(775)
Net income		13,757	1,784

earnings per share
Basic earnings per share	7	0.14	0.02
Diluted earnings per share	7	0.13	0.02

Weighted average number of common shares outstanding
Basic	7	99,874,905	92,414,345
Diluted	7	103,526,371	94,004,406

Other comprehensive income
Net income		13,757	1,784
Items that will not subsequently be reclassified to net income
Change in fair value of investments		55	52
Total comprehensive income		13,812	1,836

The accompanying notes form an integral part of these condensed interim financial statements.

Versamet Royalties	Financial Statements	3

Condensed Interim Statements of Changes in Equity	Expressed in U.S dollars ($000s) Except for per share amounts
Unaudited

	Note	Share capital (Number of shares)	Share capital $	Share-based compensation reserve $	(Deficit)/ Retained earnings $	Accumulated other comprehensive income (loss) $	Total $
Balance — December 31, 2024		92,763,725	215,758	4,765	(7,967)	(1,229)	211,327

Shares issued as interest payment		55,615	155	-	-	-	155
Exercise of RSUs	7	18,750	52	(52)	-	-	-
Share-based compensation	7	-	-	264	-	-	264
Total comprehensive income		-	-	-	1,784	52	1,836
Balance — March 31, 2025		92,838,090	215,965	4,977	(6,183)	(1,177)	213,582

Exercise of RSUs	7	548,000	1,424	(1,424)	-	-	-
Exercise of stock options	7	25,656	38	(38)	-	-	-
Share-based compensation	7	-	-	1,635	-	-	1,635
Total comprehensive income		-	-	-	18,548	193	18,741
Balance — December 31, 2025		93,411,746	217,427	5,150	12,365	(984)	233,958

Shares issued under public offering, net of share issuance costs	7	10,300,000	99,974	-	-	-	99,974
Shares issued under private placement	7	1,575,712	15,962	-	-	-	15,962
Exercise of RSUs	7	10,000	93	(93)	-	-	-
Exercise of stock options	7	353,961	1,242	(382)	-	-	860
Share-based compensation	7	-	-	1,154	-	-	1,154
Total comprehensive income		-	-	-	13,757	55	13,812
Balance — March 31, 2026		105,651,419	334,698	5,829	26,122	(929)	365,720

The accompanying notes form an integral part of these condensed interim financial statements.

Versamet Royalties	Financial Statements	4

Condensed Interim Statements of Cash Flows	Expressed in U.S dollars ($000s)

Unaudited

Cash flows provided by (used in)	Note	3 months ended March 31, 2026 $	3 months ended March 31, 2025 $
Operating activities
Net income		13,757	1,784
Items not affecting cash:
Non-cash cost of sales related to Greenstone gold interest	4	4,102	2,396
Depletion	5, 11	4,006	238
Share-based compensation	7, 8	1,154	39
Change in fair value of Greenstone gold interest	4, 11	(11,272)	(4,211)
Change in fair value of convertible debt derivative liability		-	(112)
Unrealized foreign exchange loss		84	-
Finance and interest expense (net of interest income)	6	2,099	617
Income tax expense	9	5,770	775
Income taxes paid	9	(200)	(115)
Changes in non-cash working capital	12	(4,111)	(759)
		15,389	652

Financing activities
Repayment of credit facilities	6	(126,000)	(1,000)
Financing costs and interest paid	6	(2,155)	(210)
Proceeds from public offering, net of issue costs	7	98,426	-
Proceeds from private placement, net of issue costs	7	15,962	-
Proceeds from stock option exercises	7	860	-
		(12,907)	(1,210)
Impact of foreign exchange on cash		(59)	(4)
Increase (decrease) in cash for the period		2,423	(562)
Cash — beginning of period		3,706	1,431
Cash — end of period		6,129	869

Supplemental cash flow information (note 12)

The accompanying notes form an integral part of these condensed interim financial statements.

Versamet Royalties	Financial Statements	5

Notes to the Condensed

Interim Financial Statements

For the three months ended March 31, 2026 and 2025

Expressed in U.S dollars unless otherwise stated

1.	Nature of Operations

Versamet Royalties Corporation (“Versamet” or “the Company”) was incorporated under the British Columbia Business Corporations Act on January 24, 2011. Versamet is a single entity. The Company’s common shares trade on the Toronto Stock Exchange (“TSX”) in Canada and the Nasdaq in the United States under the symbol “VMET”.

Versamet is a diversified metals royalty and streaming company with exposure to a range of resource royalties and streams including gold, silver, copper, zinc, graphite and uranium, across a variety of jurisdictions. Typically, in return for making an upfront payment to acquire a royalty or stream on a mining operation or project, Versamet receives a portion of the revenue generated from the mine on an ongoing basis, usually over the life of the mine or receives metal deliveries over a pre-determined period or up to a pre-determined quantity.

The head office, principal address and registered office of Versamet is located at Suite 3200, 733 Seymour St, Vancouver, British Columbia, V6B 0S6.

These condensed interim financial statements were approved and authorized for issue by the Board of Directors of the Company on May 14, 2026.

2.	Basis of Presentation and Material Accounting Policy Information

Statement of Compliance

These condensed interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”, using accounting policies consistent with IFRS Accounting Standards (“IFRS Accounting Standards” or “IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretations Committee, and should be read in conjunction with the Company’s audited annual financial statements for the year ended December 31, 2025.

The accounting policies followed in these condensed interim financial statements are the same as those applied in the Company’s most recent audited annual financial statements for the year ended December 31, 2025.

Basis of Presentation

These condensed interim financial statements have been prepared on a historical cost basis except for certain financial instruments, which are measured at fair value. These condensed interim financial statements are presented in United States dollars and all values are rounded to the nearest thousand, unless otherwise noted.

Changes in Accounting Standards

New standards issued and not yet effective

IFRS 18, Presentation and Disclosure in Financial Statements (IFRS 18) is a new standard that will provide new presentation and disclosure requirements and replace International Accounting Standard 1, Presentation of Financial Statements (IAS 1). IFRS 18 introduces changes to the structure of the income statement; provides required disclosures in financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements; and provides enhanced principles on aggregation and disaggregation in financial statements. Many other existing principles in IAS 1 have been maintained. IFRS 18 is effective for years beginning on or after January 1, 2027, with earlier application permitted. The Company intends to adopt these amendments for the year beginning January 1, 2027.

Versamet Royalties	Financial Statements	6

The Company has not yet commenced the evaluation of the impact of IFRS 18 on its financial statements.

3.	Significant Accounting Estimates and Judgments

The preparation of these condensed interim financial statements in conformity with IFRS required management to make estimates and assumptions that affect amounts reported in the condensed interim financial statements and accompanying notes. Management believes the estimates and assumptions used in these condensed interim financial statements are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows.

Significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty are the same as those that applied to the annual financial statements as at and for the year ended December 31, 2025.

4.	Greenstone Gold Interest

Greenstone Gold Purchase Agreement

On October 31, 2023, Versamet paid $52.5 million to enter into a gold purchase agreement with Equinox Gold Corp. (“Equinox”) in exchange for monthly deliveries of gold equal to the greater of (a) 350 gold ounces, and (b) gold ounces equal to 1.26% of the monthly gold production from the Greenstone project in Ontario, Canada, (“Greenstone”) at a purchase price per ounce of gold equal to 20% of the then prevailing market price. Monthly gold delivery obligations commenced upon closing of the Greenstone gold interest and will continue until a total of 63,000 ounces of gold have been delivered to Versamet. While gold deliveries will be calculated based on Greenstone production, gold deliveries can be sourced from production from any of Equinox’s operating mines. Under the Greenstone gold interest, Equinox retains the option to buy-down deliveries related to 75% of the original delivery obligation at the then current spot gold price, subject to a minimum gold price per ounce of $2,000.

Details of the changes in the carrying value of the Greenstone gold interest are as follows:

In $000s	$
Balance — December 31, 2024	62,286

Gold deliveries (recognized in cost of sales)	(11,580)
Change in fair value	32,922
Balance — December 31, 2025	83,628

Gold deliveries (recognized in cost of sales)	(4,102)
Change in fair value	11,272
Balance — March 31, 2026	90,798

Less: Current portion, March 31, 2026	(12,337)
Non-current portion, March 31, 2026	78,461

During the three months ended March 31, 2026, the Company received 1,050 oz of gold (2025: 1,050 oz) under the Greenstone gold interest, which was initially recognized in inventory. The Company sold the gold for gross proceeds of $5.1 million in the three months ended March 31, 2026 (2025: $3.0 million), upon the sale, the inventory was recognized in cost of sales. The difference between the fair value of the gold delivered and the payment to Equinox for the gold delivered (at a cost per oz of gold equal to 20% of the prevailing market price) was recorded as a partial settlement of the Greenstone gold interest and included in cost of sales; accordingly, the amount recorded in cost of sales was $4.1 million for the three months ended March 31, 2026 (2025: $2.4 million). During the three months ended March 31, 2026, the Company recognized a gain in the fair value of the Greenstone gold interest of $11.3 million (2025: $4.2 million gain) primarily driven by an increase in consensus gold prices.

Versamet Royalties	Financial Statements	7

Changes in each of the following key assumptions and estimates would have the following impact on the value of the Greenstone gold interest as at March 31, 2026 (with an associated movement in the Statement of Income and Comprehensive Income):

Key assumption	Sensitivity applied to key assumption	Impact on asset value at March 31, 2026
Gold price	+/- 10%	+/- $9.1 million
Discount rate	+/- 1%	+ $4.5 million / - $4.2 million

5.	Royalty, Stream and Other Interests

The carrying amount of the Company’s royalty, stream and other interests are as follows:

	Cost			Accumulated Depreciation and Impairment
Asset, Location (In $000s)	Opening $	Net Additions/ (Disposals) $	Closing $	Opening $	Depletion $	Closing $	Carrying Amount[1] $
March 31, 2026
Depletable Royalty, Stream and Other Interests
Rosh Pinah, Namibia	85,403	-	85,403	(651)	(1,250)	(1,901)	83,502
Kiaka, Burkina Faso	58,730	-	58,730	(1,592)	(1,318)	(2,910)	55,820
Santa Rita, Brazil	38,964	-	38,964	(476)	(218)	(694)	38,270
Kolpa, Peru	35,090	-	35,090	(2,227)	(889)	(3,116)	31,974
Mercedes, Mexico	10,985	-	10,985	(5,664)	(240)	(5,904)	5,081
Blackwater, Canada	7,538	-	7,538	(321)	(91)	(412)	7,126
Pilar, Brazil	5,609	-	5,609	(2,259)	-	(2,259)	3,350

Non-depletable Royalty and Other Interests
El Pilar, Mexico	17,490	-	17,490	-	-	-	17,490
Vittangi, Sweden	15,000	-	15,000	-	-	-	15,000
Toega, Burkina Faso	11,205	-	11,205	-	-	-	11,205
Mercedes, Mexico	5,837	-	5,837	(5,837)	-	(5,837)	-
Cuiú Cuiú, Brazil	2,070	-	2,070	-	-	-	2,070

Exploration and Evaluation Assets
Hackett River, Nunavut	14,716	-	14,716	-	-	-	14,716
Mocoa, Colombia	10,000	-	10,000	-	-	-	10,000
Prairie Creek, Canada	7,514	-	7,514	-	-	-	7,514
Mason, Nevada	4,876	-	4,876	-	-	-	4,876
Converse, Nevada	4,391	-	4,391	-	-	-	4,391
Primavera, Nicaragua	1,391	-	1,391	-	-	-	1,391
Other	904	-	904	-	-	-	904
Total	337,713	-	337,713	(19,027)	(4,006)	(23,033)	314,680

Versamet Royalties	Financial Statements	8

	Cost				Accumulated Depreciation and Impairment
Asset, Location (In $000s)	Opening $	Net Additions/ (Disposals) $	Reclassified $	Closing $	Opening $	Depletion $	Closing $	Carrying Amount[1] $
December 31, 2025
Depletable Royalty, Stream and Other Interests
Rosh Pinah, Namibia	-	85,403	-	85,403	-	(651)	(651)	84,752
Kiaka, Burkina Faso	58,730	-	-	58,730	-	(1,592)	(1,592)	57,138
Santa Rita, Brazil	-	38,964	-	38,964	-	(476)	(476)	38,488
Kolpa, Peru	-	35,090	-	35,090	-	(2,227)	(2,227)	32,863
Mercedes, Mexico	10,985	-	-	10,985	(4,754)	(910)	(5,664)	5,321
Blackwater, Canada	7,538	-	-	7,538	-	(321)	(321)	7,217
Pilar, Brazil	5,609	-	-	5,609	(2,259)	-	(2,259)	3,350

Non-depletable Royalty and Other Interests
El Pilar, Mexico	17,490	-	-	17,490	-	-	-	17,490
Vittangi, Sweden	15,000	-	-	15,000	-	-	-	15,000
Toega, Burkina Faso	11,205	-	-	11,205	-	-	-	11,205
Mercedes, Mexico	5,837	-	-	5,837	(5,837)	-	(5,837)	-
Cuiú Cuiú, Brazil[1]	-	-	2,070	2,070	-	-	-	2,070

Exploration and Evaluation Assets
Hackett River, Nunavut	14,716	-	-	14,716	-	-	-	14,716
Mocoa, Colombia	10,000	-	-	10,000	-	-	-	10,000
Prairie Creek, Canada	7,514	-	-	7,514	-	-	-	7,514
Mason, Nevada	4,876	-	-	4,876	-	-	-	4,876
Converse, Nevada	4,391	-	-	4,391	-	-	-	4,391
Cuiú Cuiú, Brazil[1]	2,070	-	(2,070)	-	-	-	-	-
Primavera, Nicaragua	1,391	-	-	1,391	-	-	-	1,391
Other	904	-	-	904	-	-	-	904
Total	178,256	159,457	-	337,713	(12,850)	(6,177)	(19,027)	318,686

1.	The total carrying amount of royalty, streams and other interests at March 31, 2026 includes $225,123 (December 31, 2025: $229,129) of depletable mineral interest. The remaining $89,557 (December 31, 2025: $89,557) is classified as non-depletable mineral interest, of which $43,792 (December 31, 2025: $43,792) are classified as Exploration and Evaluation assets, as defined by IFRS 6 Exploration for and Evaluation of Mineral Resources and $45,765 (December 31, 2025: $45,765) are assets not yet in production that are classified as development assets under IAS 16. During the three months ended March 31, 2026, no Exploration and Evaluation assets were acquired (2025: Nil). During the three months ended March 31, 2026, there were no were assets accounted for under IFRS 6 reclassified to an asset under IAS 16 (December 31, 2025: $2,070).

6.	Credit Facilities

On September 24, 2025, the Company amended its credit facility agreement to increase its revolving credit facility to $100.0 million with a $25.0 million accordion feature (the “RCF”) and added a new $80.0 million term loan facility (the “TL”) (together the “Credit Facilities”) arranged by Bank of Montreal (“BMO”), as lead arranger, and National Bank of Canada (“NBC”). Amounts drawn on the Credit Facilities were subject to interest at SOFR plus 2.25% to 3.50% per annum, and the undrawn portion of the RCF is subject to a standby fee of 0.5063% to 0.7875% per annum, both of which are dependent on the Company's leverage ratio (as defined in the Credit Facilities agreement). The TL was repayable in quarterly instalments of $7.5 million commencing on March 31, 2026, with a final bullet payment of $20.0 million at maturity on March 31, 2028. The RCF was scheduled to mature on April 30, 2028.

Versamet Royalties	Financial Statements	9

On March 4, 2026, the Company amended the Credit Facilities agreement to upsize the RCF to $200.0 million with a $25.0 million accordion feature (the “Upsized RCF”) and retire the TL, which was fully repaid. The interest rates and standby fees on the Upsized RCF remain unchanged from the RCF. The Upsized RCF matures on March 4, 2029. Unamortized deferred financing costs on the Credit Facilities will be amortized over the remainder of the Upsized RCF term. The Upsized RCF is secured by the Company’s present and future acquired assets.

Under the Upsized RCF, the Company is required to maintain certain leverage and interest coverage ratios and minimum liquidity amounts. As at March 31, 2026, the Company was in compliance with all of the covenants related to the Upsized RCF.

A continuity of the amount outstanding under the Credit Facilities is as follows:

In $000s	$
Balance — December 31, 2024	608

Drawdown	181,000
Repayment	(11,000)
Accrued interest	5,070
Interest paid	(5,075)
Accretion of discount	48
Fees reclassified to deferred financing costs	349
Balance — December 31, 2025	171,000

Repayment	(126,000)
Accrued interest	1,886
Interest paid	(1,886)
Balance — March 31, 2026	45,000

Less: Current portion, March 31, 2026	-
Non-current portion, March 31, 2026	45,000

The Company capitalized $0.3 million of deferred financing costs during the three months ended March 31, 2026 related to commitment and other fees on the Upsized RCF (2025: $nil). Amortization of the deferred financing costs for the three months ended March 31, 2026 were $0.1 million (2025: $nil).

7.	Share Capital and Reserves

Authorized, Issued and Outstanding

The Company is authorized to issue an unlimited number of common shares without par value.

On February 9, 2026, the Company completed a bought deal public offering, pursuant to which the Company sold 10,300,000 common shares, at a price of C$13.75 per common share for gross proceeds of C$141.6 million ($104.2 million), before share issuance costs of $5.7 million ($4.2 million net of taxes). Concurrently, the Company completed a non-brokered private placement with Tether Investments S.A. de C.V. (“Tether Investments”), to which the Company sold 1,575,712 common shares at a price of C$13.75 for proceeds of C$21.7 million ($16.0 million), pursuant to the exercise of Tether Investment’s participation rights in the public offering.

Versamet Royalties	Financial Statements	10

Share-based compensation

The breakdown of the Company’s share-based compensation is as follows:

In $000s	3 months ended March 31, 2026 $	3 months ended March 31, 2025 $
Stock options	153	146
Restricted Share Units	910	250
Performance Restricted Share Units	91	(357)
Total share-based compensation expense	1,154	39

Stock options

A continuity schedule for stock options is as follows:

Stock Options	Number
Outstanding — December 31, 2024	2,324,786

Granted	1,253,817
Exercised	(36,000)
Forfeited	(244,571)
Outstanding — December 31, 2025	3,298,032

Exercised	(361,375)
Outstanding — March 31, 2026	2,936,657

The weighted average common share price at the time the stock options were exercised during the three months ended March 31, 2026, was C$15.27.

As at March 31, 2026, the Company had the following stock options outstanding:

Number outstanding	Exercisable	Exercise Price per Share	Expiry Date	Weighted average life remaining (years)
1,088,000	1,088,000	$3.50	September 1, 2027	1.42
150,000	150,000	$3.50	February 27, 2028	1.91
150,000	150,000	$3.50	March 20, 2028	1.97
150,000	100,000	$3.50	April 3, 2028	2.01
330,661	220,441	$3.50	January 15, 2029	2.80
608,996	202,999	$4.00	January 15, 2030	3.80
259,000	Nil	$4.00	May 9, 2030	4.11
200,000	Nil	$4.00	May 12, 2030	4.12
2,936,657	1,911,440	$3.68	-	2.57

Versamet Royalties	Financial Statements	11

Restricted Share Units (“RSU”)

A continuity schedule for RSUs is as follows:

Restricted Share Units	Number
Outstanding — December 31, 2024	1,058,826

Granted	651,563
Settled	(566,750)
Forfeited	(144,875)
Outstanding — December 31, 2025	998,764

Granted	245,200
Settled	(10,000)
Outstanding — March 31, 2026	1,233,964

The holders of the RSUs have the right to defer receipt of the common shares underlying the RSUs upon vesting. As at March 31, 2026, there were 641,143 RSUs which are exercisable and settlement has been deferred at the election of the holder.

The grant date fair value of the RSUs is determined using the market value of the underlying common shares at the date of the grant and is adjusted based on the number of RSUs expected to ultimately vest. The weighted average grant date fair value of the RSUs granted during the three months ended March 31, 2026 was $9.04 per RSU.

Performance Restricted Share Units (“PRSU”)

A continuity schedule for PRSUs is as follows:

Performance Restricted Share Units	Number
Outstanding — December 31, 2024	400,000

Granted	400,000
Forfeited	(400,000)
Outstanding — December 31, 2025 & March 31, 2026	400,000

Versamet Royalties	Financial Statements	12

Earnings per share

Basic and diluted earnings per share are calculated based on the following:

In $000s (except for shares and per share amounts)	3 months ended March 31, 2026 $	3 months ended March 31, 2025 $
Net income	13,757	1,784
Basic weighted average number of shares	99,874,905	92,414,345
Basic earnings per share	0.14	0.02

Effect of dilutive securities
Stock options	2,221,746	288,069
RSUs	1,051,861	1,301,992
PRSUs	377,859	-
Diluted weighted average number of common shares	103,526,371	94,004,406
Diluted earnings per share	0.13	0.02

The following table lists the number of potentially dilutive securities which were excluded from the computation of diluted earnings per share because the exercise prices plus any unamortized share-based compensation per share, if relevant, exceeded the average market value of the common shares during the three months ended March 31, 2026 of C$14.13 (2025: C$4.00).

Number	3 months ended March 31, 2026	3 months ended March 31, 2025
Stock options	-	-
RSUs	-	-
Beedie Convertible Loan	-	5,370,254

8.	Administrative Expenses

The breakdown of the Company’s administrative expenses by nature is as follows:

In $000s	3 months ended March 31, 2026 $	3 months ended March 31, 2025 $
Business development expenses	901	19
Corporate administration	392	82
Professional fees	303	120
Salaries and benefits	849	1,099
Administrative expenses before share-based compensation	2,445	1,320
Share-based compensation	1,154	39
Total administrative expenses	3,599	1,359

Versamet Royalties	Financial Statements	13

9.	Taxation

The breakdown of the income tax expense is as follows:

In $000s	3 months ended March 31, 2026 $	3 months ended March 31, 2025 $
Current income tax expense	200	115
Deferred income tax expense	5,570	660
Total income tax expense	5,770	775

The current tax expense was incurred as a withholding tax payable on the royalty revenue earned from certain foreign royalties.

The tax expense at statutory rates for the Company can be reconciled to the reported income as follows:

In $000s (except for tax rate)	3 months ended March 31, 2026 $	3 months ended March 31, 2025 $
Net income before income tax expense	19,527	2,559
Statutory income tax rate	27%	27%
Expected income tax expense at the statutory rate	5,272	691

Withholding taxes on royalty revenue	146	115
Non-deductible expenses	398	9
Recognition of temporary differences	(52)	(39)
Change in unrecognized tax assets	6	(1)
Total income tax expense	5,770	775

10.	Related Party Transactions

Related parties are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, either directly or indirectly. Related parties of the Company include the members of the Board of Directors, officers of the Company, close family members of these individuals, and any companies controlled by these individuals.

Sandstorm

Sandstorm was a related party of the Company as a result of it having significant influence through its share ownership in the Company and the ability to nominate for election a representative to the board of directors of the Company.

On October 20, 2025, Sandstorm was acquired by Royal Gold Inc. (“Royal Gold”) and Royal Gold became a related party through its acquired share ownership in the Company. Royal Gold subsequently sold its shares in Versamet to Tether Investments and Nemesia S.à.r.l (“Nemesia”), a company controlled by trusts of the Lundin family, and Royal Gold ceased to be a related party.

B2Gold

Effective June 5, 2024, B2Gold was considered to be a related party of the Company as a result of Versamet being an associate of this entity (as a result of their share ownership in the Company) and the ability of B2Gold to nominate a representative to the board of directors of the Company.

Versamet Royalties	Financial Statements	14

Compensation of Key Management Personnel

Key management personnel include persons having the authority and responsibility for planning, directing, and controlling the activities of the Company as a whole, including its Board of Directors. Compensation for key management personnel of the Company was as follows:

In $000s	3 months ended March 31, 2026 $	3 months ended March 31, 2025 $
Salaries and benefits	455	914
Share-based compensation	961	259
Total	1,416	1,173

11.	Segmented Information

The Company’s reportable operating segments, which are components of the Company’s business where separate financial information is available and which are evaluated on a regular basis by the Company’s CEO, who is the Company’s chief operating decision maker, for the purpose of assessing performance, are summarized in the tables below. The Company’s operating segments are considered to be its individual royalties, streams and the Greenstone gold interest and the segment measure of profit or loss is Income (loss) before taxes. The Company’s head office and general corporate administration (including finance expenses and derivative fair value changes) are included within ‘Corporate’ to reconcile the reportable segments to the financial statements.

For the three months ended March 31, 2026:

Segment, Location (In $000s)	Sales[3] $	Royalty revenue[3] $	Cost of sales [2] $	Depletion $	Change in fair value of Greenstone gold interest $	Income (loss) before taxes $	Cash flow from operating activities[4] $
Blackwater, Canada	-	614	-	(91)	-	523	614
Greenstone, Canada	5,140	-	(5,128)	-	11,272	11,284	4,115
Kiaka, Burkina Faso	-	8,072	-	(1,318)	-	6,754	8,072
Kolpa, Peru	1,906	-	(194)	(889)	-	823	1,712
Mercedes, Mexico	-	801	-	(240)	-	561	801
Rosh Pinah, Namibia	5,801	-	(608)	(1,250)	-	3,943	5,192
Santa Rita, Brazil	-	1,634	-	(218)	-	1,416	1,634
Total segments	12,847	11,121	(5,930)	(4,006)	11,272	25,304	22,140

Operating expenses [1]	-	-	-	-	-	(3,599)	(2,445)
Foreign exchange loss	-	-	-	-	-	(79)	5
Finance and interest expense net of interest income	-	-	-	-	-	(2,099)	-
Income tax paid	-	-	-	-	-	-	(200)
Movement in working capital	-	-	-	-	-	-	(4,111)
Total Corporate	-	-	-	-	-	(5,777)	(6,751)
Segments & Corporate total	12,847	11,121	(5,930)	(4,006)	11,272	19,527	15,389

1.	Includes all operating expenses from the Statement of Income and Comprehensive Income with the exception of the change in value of the Greenstone gold interest (and excludes share-based compensation from cash flow from operating activities).

2.	Cost of sales include cost of sales for the Greenstone gold interest consisting of a $1.0 million cash payment to Equinox for gold delivered (at a cost per oz of gold equal to 20% of the prevailing market price) and a $4.1 million non-cash partial settlement of the Greenstone gold interest due to the gold delivered in the period.

3.	Royalty revenue from the Blackwater, Kiaka, Mercedes and Santa Rita royalties are each considered to be from a single customer. The gold, silver and copper received from the Greenstone gold interest, Rosh Pinah stream and Kolpa stream were each sold to one customer.

4.	Segment cash flows from operating activities are based on current period royalty revenues and adjusted for timing of cash receipts through movement in working capital adjustments.

Versamet Royalties	Financial Statements	15

For the three months ended March 31, 2025:

Segment, Location (In $000s)	Sales[3] $	Royalty revenue[3] $	Cost of sales [2] $	Depletion $	Change in fair value of Greenstone gold interest $	Income (loss) before taxes $	Cash flow from operating activities[4] $
Greenstone, Canada	2,995	-	(2,995)	-	4,211	4,211	2,396
Mercedes, Mexico	-	459	-	(238)	-	221	459
Total segments	2,995	459	(2,995)	(238)	4,211	4,432	2,855

Operating expenses [1]	-	-	-	-	-	(1,359)	(1,320)
Foreign exchange loss	-	-	-	-	-	(9)	(9)
Finance and interest expense net of interest income	-	-	-	-	-	(617)	-
Change in fair value of derivative liability	-	-	-	-	-	112	-
Income tax paid	-	-	-	-	-	-	(115)
Movement in working capital	-	-	-	-	-	-	(759)
Total Corporate	-	-	-	-	-	(1,873)	(2,203)
Segments & Corporate total	2,995	459	(2,995)	(238)	4,211	2,559	652

1.	Includes all operating expenses from the Statement of Income and Comprehensive Income with the exception of the change in value of the Greenstone gold interest (and excludes share-based compensation from cash flow from operating activities).

2.	Cost of sales include cost of sales for the Greenstone gold interest consisting of a $0.6 million cash payment to Equinox for gold delivered (at a cost per oz of gold equal to 20% of the prevailing market price) and a $2.4 million non-cash partial settlement of the Greenstone gold interest due to the gold delivered in the period.

3.	Royalty revenue from the Mercedes royalty is considered to be from one customer. The gold received from the Greenstone gold interest was sold to one customer.

4.	Segment cash flows from operating activities are based on current period royalty revenues and adjusted for timing of cash receipts through movement in working capital adjustments.

Versamet Royalties	Financial Statements	16

Total Non-Current Assets by Segment

In $000s	March 31, 2026 $	December 31, 2025 $
Prepaid gold interest
Greenstone gold interest	78,461	72,844

Royalty, Stream & Other Assets
Rosh Pinah, Namibia	83,502	84,752
Kiaka, Burkina Faso	55,820	57,138
Santa Rita, Brazil	38,270	38,488
Kolpa, Peru	31,974	32,863
El Pilar, Mexico	17,490	17,490
Vittangi, Sweden	15,000	15,000
Hackett River, Nunavut	14,716	14,716
Toega, Burkina Faso	11,205	11,205
Mocoa, Colombia	10,000	10,000
Prairie Creek, Canada	7,514	7,514
Blackwater, Canada	7,126	7,217
Mercedes, Mexico	5,081	5,321
Mason, Nevada	4,876	4,876
Converse, Nevada	4,391	4,391
Pilar, Brazil	3,350	3,350
Cuiú Cuiú, Brazil	2,070	2,070
Primavera, Nicaragua	1,391	1,391
Other	904	904
Total Royalty, stream & other interests	314,680	318,686
Total	393,141	391,530

Total Non-Current Assets by Geographic Region

In $000s	March 31, 2026 $	December 31, 2025 $
North America	139,655	134,369
Africa	150,527	153,095
Central and South America	87,055	88,162
Europe	15,000	15,000
Other	904	904
Total	393,141	391,530

Versamet Royalties	Financial Statements	17

12.	Supplemental Cash Flow Information

In $000s	3 months ended March 31, 2026 $	3 months ended March 31, 2025 $
Changes in non-cash working capital:
Trade and other receivables and prepaid assets	(2,030)	24
Trade and other payables	(2,081)	(783)
Net (decrease) in cash	(4,111)	(759)

Significant non-cash transactions:
Settlement of interest payments in shares	-	155

13.	Financial Instruments

As at March 31, 2026 and December 31, 2025, the Company’s financial instruments consist of cash and cash equivalents, trade and other receivables, investments, the Greenstone gold interest, trade and other payables and the Credit Facilities. The Company classifies cash and cash equivalents and trade and other receivables as financial assets held at amortized cost; the Company holds its investments at FVTOCI. The Company classifies trade and other payables and the Credit Facilities as other financial liabilities held at amortized cost. The Greenstone gold interest is carried at FVTPL.

The fair value hierarchy establishes three levels to classify the inputs of valuation techniques used to measure fair value. The three levels of the fair value hierarchy are below:

Level 1 — fair values based on unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 — fair values based on inputs that are observable for the asset or liability, either directly or indirectly; and

Level 3 — fair values based on inputs for the asset or liability that are not based on observable market data.

The following tables set forth the Company's financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at March 31, 2026 and December 31, 2025:

As at March 31, 2026:

In $000s	Total $	Quoted prices in active markets for identical assets (Level 1) $	Significant other observable inputs (Level 2) $	Significant unobservable inputs (Level 3) $
Investments	1,051	1,051	-	-
Greenstone gold interest	90,798	-	-	90,798
Total	91,849	1,051	-	90,798

Versamet Royalties	Financial Statements	18

As at December 31, 2025:

In $000s	Total $	Quoted prices in active markets for identical assets (Level 1) $	Significant other observable inputs (Level 2) $	Significant unobservable inputs (Level 3) $
Investments	1,011	1,011	-	-
Greenstone gold interest	83,628	-	-	83,628
Total	84,639	1,011	-	83,628

The fair value of the Company's other financial instruments, which include cash and cash equivalents, trade and other receivables, and trade and other payables, approximate their carrying values at March 31, 2026 and December 31, 2025, due to their short-term nature. The fair value of the Company’s Credit Facilities, which is measured using Level 2 inputs, approximates its carrying value due to the nature of its market-based rate of interest. There were no transfers between the levels of the fair value hierarchy during the period ended March 31, 2026 and year ended December 31, 2025.

The risk exposure arising from these financial instruments is summarized as follows:

Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company's credit risk is limited to the carrying value of its cash and cash equivalents and trade and other receivables. The Company’s trade and other receivables are subject to the credit risk of the counterparties who own and operate the mines underlying Versamet’s royalty, stream and other assets portfolio. In order to mitigate its exposure to credit risk, the Company monitors its financial assets and holds its cash with a highly rated Canadian financial institution.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s approach to managing liquidity risk is to have in place a planning and budgeting process to ensure that it will have sufficient liquidity to meet liabilities when due in the normal course of operations. In assessing liquidity risk, the Company takes into account its cash and expected income from royalties, streams and the Greenstone gold interest.

The following table shows the Company’s contractual obligations as they fall due as at March 31, 2026 and total at December 31, 2025:

In $000s	Within 1 year $	1–5 years $	Over 5 years $	Total March 31, 2026 $	Total Dec. 31, 2025 $
Trade and other payables	895	-	-	895	2,878
Credit facilities [1]	3,269	51,305	-	54,574	194,800
Total	4,164	51,305	-	55,469	197,678

1.	The estimated interest amounts related to the Credit Facilities are included in the table above.

Versamet Royalties	Financial Statements	19

Market risk

Market risk is the risk that changes in market prices, such as commodity price risk, foreign exchange rates, interest rates and equity prices will affect the Company’s income or the value of its holdings or financial instruments.

Commodity price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices. Commodity prices can be subject to volatile price movements, which can be material and can occur over short periods of time and are affected by numerous factors, all of which are beyond the Company’s control.

Financial instruments that impact net income and total comprehensive income of the Company due to currency fluctuations include cash and cash equivalents, investments, and trade and other payables denominated in Canadian dollars. Based on the Company’s Canadian dollar monetary assets and monetary liabilities as at March 31, 2026, a 10% increase or decrease in the Canadian dollar relative to the United States dollar would have an approximate impact of $0.1 million on net income and $0.1 million on other comprehensive income as at March 31, 2026.

The Company is exposed to commodity price movements as a result of the Greenstone gold interest (note 4). The Company holds the Greenstone gold interest at FVTPL. The fair value is calculated using a series of inputs into a discounted cash flow including the gold price. A 10% increase or decrease in the gold price used in the valuation as at March 31, 2026 would increase or decrease net income and total comprehensive income by $9.1 million.

14.	Capital Management

The Company manages its capital structure and adjusts it, based on the funds available to the Company, to support its’ activities, continue as a going concern and maximize its return to stakeholders. The Company considers capital to be all accounts in equity and all borrowings of the Company. The Company is subject to certain covenants under the Credit Facilities (note 6); at March 31, 2026, the Company was in compliance with all covenants. The Board of Directors does not establish quantitative return on capital criteria for management but rather relies on the expertise of management to maintain an appropriate liquidity profile to allow management to execute on its strategic plan. Additional funds may be required to finance the Company’s operations in the future.

15.	Subsequent events

On April 10, 2026, Versamet completed the acquisition of a 3.52% gold stream (the “Gold Stream”) in respect of gold production from the Eskay Creek gold-silver project in British Columbia, Canada, from fund entities managed by Orion Resource Partners LP and fund entities managed by affiliates of Blackstone Inc. for upfront cash consideration of $340.0 million and share consideration of 2,054,906 common shares of the Company (the “Transaction”). Versamet will make ongoing cash payments equal to 10% of the spot gold price for gold ounces delivered to the Gold Stream. The Eskay Creek mine is owned by Skeena Resources Limited.

Versamet funded the upfront cash payment through an amended and restated credit facility (the “Amended Credit Facility”), which includes an increase of the existing revolving facility from $200.0 million to $250.0 million, maturing in March 2029, and a new term facility in the amount of $150.0 million, maturing in March 2028, for a combined total of $400.0 million, from BMO and NBC. The Amended Credit Facility provides for a $100.0 million accordion on the revolving facility once the term facility has been repaid in full. Amounts drawn on the Amended Credit Facility are subject to interest at adjusted SOFR plus 2.25% to 3.75% per annum, depending on the Company's leverage ratio (as defined in the Amended Credit Facility agreement). The term facility is repayable in quarterly instalments commencing on June 30, 2026, with a final bullet repayment of $40.0 million at maturity on March 31, 2028. Other material terms of the Amended Credit Facility are substantially consistent with the terms of the Company’s existing Upsized RCF (note 6).

Upon closing of the Transaction, the Company had $235.0 million drawn on the revolving credit facility and $150.0 million drawn on the term loan.

On April 23, 2026, the Company completed a non-brokered private placement with Tether Investments, to which the Company sold 315,827 common shares for proceeds of $3.1 million, pursuant to the exercise of Tether Investment’s participation rights related to the Transaction.

Subsequent to March 31, 2026, there were 400,000 PRSUs, 143,333 RSUs and 30,000 stock options exercised.

Versamet Royalties	Financial Statements	20